Exhibit 1.01

CNH Industrial N.V.

Conflict Minerals Report

For The Year Ended December 31, 2014

Overview

This report has been prepared by CNH Industrial N.V. (herein referred to as “CNH Industrial,” or the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). References to internet websites herein are provided only as required by the Rule and information available through these websites is not incorporated by reference into this Form SD.

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 45 countries and a commercial presence in approximately 190 countries around the world.

Our principal products include agricultural and construction equipment, trucks, commercial vehicles, buses, specialty vehicles for firefighting, defense and other uses as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We conducted an analysis of our products and found that tin, tantalum, tungsten and gold (“3TG”) are found in all of our products.

Our products are highly complex, typically containing thousands of parts from many direct suppliers. We have relationships with a vast network of suppliers throughout the world. Many of our suppliers are located outside the United States and include foreign entities that are not subject to the Rule. In addition, there are generally multiple tiers between the 3TG mines and our suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers to provide us with accurate information on the origin of the 3TG contained in components and materials purchased by us. As we enter into new agreements and relationships with suppliers, we are adding a clause that requires suppliers to provide us with the necessary 3TG information on a prospective basis.

Because of the scope and complexity of our supply chain, we developed a risk-based approach that focused on our major direct suppliers as well as direct suppliers that we believed were likely to provide us with components containing 3TG from the Covered Countries (collectively, the “Surveyed Suppliers”). Surveyed Suppliers represented approximately 80% of the purchases (by dollar value) that we made for goods from suppliers. For purposes of this report, the “Covered Countries” means the Democratic Republic of Congo (the “DRC”) and its adjoining countries.

We requested that all Surveyed Suppliers provide information to us regarding 3TG and smelters using the template developed by the Conflict Free Sourcing Initiative, known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Design of Due Diligence

Pursuant to the Rule, we performed due diligence on the source and origin of 3TG in our products. Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

The due diligence measures we performed are presented below in accordance with the five-step framework established by the OECD.

Step 1. Establish Strong Company Management Systems

Conflict Minerals Policy

We have adopted a conflict minerals policy which is publicly available on our website at http://www.cnhindustrial.com/en-US/governance/code/Pages/sustainability_guidelines.aspx.

Internal Team

We have established a management system to support supply chain due diligence related to goods that may contain 3TG. Our management system includes a cross-functional executive steering committee sponsored by senior legal and compliance staff, and a team of subject matter experts from functions such as purchasing, IT and internal audit. A working group, reporting to the Steering Committee, was formed to develop and implement a Conflict Minerals compliance program approved by our Steering Committee.

Control Systems

We do not have a direct relationship with 3TG smelters and refiners; therefore, we rely on suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us.

The control systems that we have implemented include, but are not limited to, a dedicated email for conflict minerals information and supplier response retention through the iPoint Conflict Minerals Platform (“iPCMP”).

Supplier Engagement

We have engaged our direct suppliers through direct communication, including multiple communications directly to our suppliers regarding the Rule. We have also updated our standard purchase order terms and conditions and purchase agreements to require our suppliers to provide us with supporting information and documentation evidencing due diligence of 3TG in their respective supply chains.

Grievance Mechanism

We have a grievance mechanism whereby employees and suppliers can report violations of the Company’s policies. This grievance mechanism is described in our conflict minerals policy.

Step 2. Identify and Assess Risks in the Supply Chain

Our method for determining the country of origin of 3TG contained in our products was to conduct a supply-chain survey with Surveyed Suppliers using the Template and the iPCMP tool. We rely on our suppliers to provide information on the origin of 3TG contained in the components and materials supplied to us. These suppliers are similarly reliant upon information provided by their suppliers. Smelters and refiners identified by a supplier in response to our supply-chain survey are compared against the CFSI list to identify and assist in assessing the risk that the 3TG used in our products may have originated in the Covered Countries.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

•	The Steering Committee is briefed about our due diligence efforts.

•	We have adopted a conflict minerals policy that, among other things, calls for responsible sourcing from the DRC and surrounding countries.

•	We have implemented a clause in our standard terms and conditions and purchase agreements requiring suppliers to respond to our information requests regarding the source of 3TG contained in goods that we purchase from such suppliers.

•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

Step 4. Carry Out Independent Third Party Audit of Supply Chain Due Diligence At Identified Points In The Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. As a result, CNH Industrial’s due diligence efforts rely on industry initiatives to conduct smelter and refiner due diligence.

Step 5. Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available in the Investors section on our website www.cnhindustrial.com and is filed with the SEC.

Due Diligence Results:

Survey Responses

We reviewed the Surveyed Supplier responses, including those not provided on the Template, to determine whether further engagement was necessary. When reviewing the Surveyed Supplier responses we focused on incomplete responses as well as inconsistencies within the data reported by those suppliers. We worked directly with such suppliers in an effort to secure revised responses.

The vast majority of the responses received provided data only with respect to the supplier’s overall 3TG sourcing, without specifying if the 3TG was used in the components supplied to us. Consequently, we cannot be certain that the smelters or refiners identified by our suppliers are actual smelters or refiners, nor can we be certain that these smelters or refiners supplied 3TG to us. Therefore, we are unable to determine whether any 3TG reported by the suppliers was contained in the goods supplied to us or to validate that any of these smelters or refiners are actually part of our supply chain. Since we are not able to establish a direct link between goods in our products and particular smelters, we are unable to provide a delineated list of smelters.

Efforts to Determine Mine or Location of Origin

We requested our suppliers complete the Template, which includes questions regarding the locations of smelters and refiners or origin for the minerals. We also sent suppliers specific instructions to complete and return the Template. We do not have direct contact with smelters; therefore, we are dependent on suppliers to provide this information to us.

Expected Future Actions

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products benefit armed groups in the Covered Countries:

•	Continue to include a conflict minerals clause in new contracts requiring that suppliers provide us with the necessary 3TG information.

•	Direct suppliers to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Participate in the Conflict-Free Sourcing Initiative in order to increase the number of smelters and refiners participating in the Conflict-Free Smelter Program.

•	In the event that any of our suppliers are found to be providing us with components containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.